21002804

SEC Mail Processing Section
MAR 02 2021
Washington DC
406

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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SEC FILE NUMBER
8-21380

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monness Crespi Hardt & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue, 16th Floor
(No. and Street)

| New York | NY | 10017-2047 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Crespi 212-838-7575
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Sapper & Miller, LLP
(Name – *if individual, state last, first, middle name*)

| 7 Penn Plaza, Suite 1500 | New York | NY | 10001 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Neil Crespi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monness Crespi Hardt & Co., Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JENNIFER TRAINOR
Notary Public, State of New York
No. 01TR5013422 Qualified in Nassau Co.
Commission Expires July 15, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MONNESS CRESPI HARDT & CO., INC.

## STATEMENT OF FINANCIAL CONDITION

## YEAR ENDED DECEMBER 31, 2020

WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

**Monness Crespi Hardt & Co., Inc.**

**Table of Contents**

**December 31, 2020**

KSM KATZ SAPPER & MILLER

Our People: Your Success

*Report of Independent Registered Public Accounting Firm*

To the Board of Directors and Stockholders
of Monness Crespi Hardt & Co., Inc.

***Opinion on the Financial Statement***

We have audited the accompanying statement of financial condition of Monness Crespi Hardt & Co., Inc. as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Monness Crespi Hardt & Co., Inc. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

This financial statement is the responsibility of Monness Crespi Hardt & Co., Inc.'s management. Our responsibility is to express an opinion on Monness Crespi Hardt & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monness Crespi Hardt & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP

We, including the tenure of the predecessor firm have served as Monness Crespi Hardt & Co., Inc.'s auditor since 2016.

New York, NY
February 24, 2021

Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza, Suite 1500
New York, NY 10001
Tel 212.557.9800
Web ksmcpa.com
An Affiliate of
KSM Business Services, Inc.

**Monness Crespi Hardt & Co., Inc.**
**Statement of Financial Condition**
**December 31, 2020**

## Assets

| | |
|---|---|
| Cash | $ 1,027,702 |
| Receivables - | |
| Due from clearing broker (includes $1,000,000 in restrictions (Note 3)) | 2,413,960 |
| Other receivables | 315,896 |
| Prepaid expenses and other assets | 51,719 |
| Property and equipment, net of accumulated depreciation of $1,302,172 | 125,638 |
| Right of use asset | 3,068,619 |
| **Total assets** | $ 7,003,534 |

## Liabilities and Stockholders' Equity

| | |
|---|---|
| **Liabilities** | |
| Commissions payable | $ 229,857 |
| Accounts payable and accrued expenses | 338,701 |
| Lease liability | 3,300,878 |
| **Total liabilities** | 3,869,436 |
| **Commitments and Contingencies (Note 5)** | |
| **Stockholders' equity** | |
| Common stock, no par value, 200 shares authorized, issued and outstanding | 75,000 |
| Retained earnings | 3,059,098 |
| **Total equity** | 3,134,098 |
| **Total liabilities and stockholders' equity** | $ 7,003,534 |

The accompanying notes are an integral part of this financial statement.

## Note 1 - Organization and Nature of Business

Monness Crespi Hardt & Co., Inc. (the "Company") is a broker-dealer, dealing principally with institutional investors, as a registered entity with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company executes agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under paragraph (k)(2)(ii) of Rule 15c3-3 as disclosed in Note 7. The Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

## Note 2 - Summary of Significant Accounting Policies

*Basis of Presentation*
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

*Use of Estimates*
The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

*Concentration of Credit Risk*
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, which at times may be in excess of FDIC insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

*Property and Equipment*
Property and equipment are depreciated using straight-line and accelerated methods over the useful lives of the respective assets. The Company's capitalization policy provides that expenditures for maintenance, repairs and minor renewals are charged to operations. Upon retirement or other disposition of property, the carrying value and related accumulated depreciation are removed from the accounts and any differences recognized as gain or loss on disposition or retirement.

*Soft Dollar Arrangements*
The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provision of Rule 28e of the Securities Exchange Act of 1934 as amended, by segregating funds and providing for the payment of research, brokerage, quote services and other expenses permissible by Rule 28e. For the year ended December 31, 2020, the Company had several such customer arrangements.

*Income Taxes*
The Company, with the consent of its stockholders, has elected to be treated as a subchapter "S" corporation for federal and New York State corporate income tax purposes. Accordingly, no federal or New York State income taxes are paid on income. The Company is responsible for New York City corporation income taxes. Interest or penalties assessed by taxing authorities, if any, are segregated and reported separately from the provision for income taxes.

### Note 2 - Summary of Significant Accounting Policies (continued)

The Financial Accounting Standards Board ("FASB") has issued guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2020, no uncertain positions are taken or are expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company is required to pay a state tax based on gross receipts and to pay New York City general corporation taxes based on income, or alternatively, on income plus officers' salaries.

### Note 3 - Due From Clearing Broker

The Company clears all security transactions through Goldman Sachs & Company ("GSC"), formerly Goldman Sachs Execution and Clearing LP. Under the clearing arrangement, GSC confirms securities trades, processes securities movements and records transactions for each customer introduced by the Company. GSC has custody of the Company's securities and cash balances, which serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults by the Company's customers. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody (see Note 5).

Based on historical performance of no write-offs, the Company has not established an allowance for bad debts.

Under the terms of its agreement with GSC, the Company must, at all times, maintain a balance of $100,000 in cash, securities (at market value) or a combination of both, with GSC to ensure that it meets its minimum net capital requirement. The agreement with GSC further requires the Company to maintain an additional $900,000 in cash, securities, or a combination of both in its accounts with GSC.

### Note 4 - Property and Equipment

Property and equipment, at cost, consists of the following at December 31, 2020:

| | Estimated Useful Life | |
|---|---|---|
| Machinery and equipment | 5-7 years | $ 957,193 |
| Leasehold improvements | 3 years | 470,617 |
| | | 1,427,810 |
| Less: accumulated depreciation | | 1,302,172 |
| | | $ 125,638 |

## Note 5 - Commitments and Contingencies

*Leases*
The Company leases various office and storage spaces at the same location under long-term non-cancellable leases, all of which expire March 31, 2023. Future obligations relating to the primary terms of the Company's long-term leases are as follows:

| Years Ending December 31, | | |
|---|---|---|
| 2021 | $ | 1,577,208 |
| 2022 | | 1,583,994 |
| 2023 | | 396,289 |
| | $ | 3,557,491 |

On January 1, 2019, the Company adopted ASU 2016-02, and recognized a right of use asset of $5,422,655, which represented the present value of contracted future lease payments, net of its then existing deferred rent liability, discounted over the term of the leases using a 6-1/2% interest rate. The Company has no debt and the interest rate used represented the prime interest rate at that date plus 1%. At the same time, the Company recognized an offsetting lease liability of $5,788,100. The remaining right of use asset and lease liability amounts at December 31, 2020 were $3,068,619 and $3,300,878, respectively.

Periodic rent expense reflects actual rents paid adjusted for a write down of both the corresponding right of use asset and its respective liability, resulting in the straight-lining of the base rent expense over the lease period.

*Legal Matters and Litigation*
In the normal course of business, the Company is subject to litigation relating to its business activities as a broker-dealer, including civil actions and arbitration. The Company may, from time to time, be involved in proceedings and investigations by self-regulatory organizations and the SEC. As of December 31, 2020, the Company is not a party to any litigation or the subject of any regulatory investigation.

*Deferred Compensation and Phantom Stock*
Pursuant to the sale of his equity interest in the Company at December 31, 2015, a former shareholder was granted stock appreciation rights that would essentially entitle him or his beneficiary to a 5% interest on any gain on the sale of the Company, if it occurred within five years of his separation from service without cause. The former shareholder retired as of December 31, 2019, which began his separation from service. As of December 31, 2020 there was no liability recognized.

*Financial Instruments With Off-Balance-Sheet Risk*
The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company also engages in trading and brokerage activities with customers, other broker dealers and counter-parties ("trading partners"). The Company is exposed to the risk of any of its trading partners failing to fulfill their obligations. The risk of default depends on the creditworthiness of the trading partner. It is the Company's policy to review, as necessary, the credit standing of each of its trading partners.

**Note 6 - 401(k) Plan**

The Company is the sponsor of a 401(k) retirement plan which allows eligible employees to allocate the maximum allowed by law of their pre-tax earnings to the plan. The Company made no contributions to the plan for the year ended December 31, 2020.

**Note 7 - Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had regulatory net capital of $2,640,845 which exceeded its regulatory net capital of the greater of $100,000 or 6-2/3% of aggregate indebtedness by $2,540,845. The ratio of aggregate indebtedness to net capital was 0.30 to 1.

**Note 8 - Risks and Uncertainties**

The coronavirus pandemic ("COVID-19") has adversely impacted the United States and many other parts of the world. Currently, the Company has not been significantly adversely impacted by the pandemic and did not experience a reduction in its revenues in 2020. However, there could be a significant adverse impact on the Company's performance in the future as it is impossible to predict the effect the coronavirus will have on longer-term global industrial output and resultant potential changes in demand. Given this uncertainty, the Company is not able to estimate the potential effects of COVID-19 for near and long term purposes. In response to the COVID-19 outbreak, the Company has developed various protocols for, and is focused on, both employee and client retention.

**Note 9 - Subsequent Events**

The Company has evaluated its subsequent events through February 24, 2021, the date that the accompanying financial statement was available to be issued. There were no subsequent events requiring recognition or disclosure in the financial statement.